Jane Lewis-Raymond	Post Office Box 33068
Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer	Charlotte, North Carolina 28233
Telephone: 704-731-4261
Facsimile: 704-365-8515
Email: jane.lewis-raymond@piedmontng.com
April 4, 2008
H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-7010

Re:	Piedmont Natural Gas Company, Inc. Form 10-K for the Fiscal Year Ended October 31, 2007 Filed December 28, 2007

Definitive Schedule 14A Filed January 22, 2008 File No. 1-6196
Dear Mr. Owings:
     We are in receipt of your letter dated March 24, 2008 regarding your office’s additional comments relating to the review of the above listed filings. That letter asked that we respond to the comments within 10 business days or tell you when we will provide a response. We are notifying you that we are working diligently to provide a response to the comments detailed in your letter and intend to respond no later than April 14, 2008.
     Please do not hesitate to contact me at 704-731-4261 with any questions.
Sincerely,
/s/ Jane Lewis-Raymond
Jane Lewis Raymond
Vice President, General Counsel, Corporate Secretary and
     Chief Compliance Officer

cc:	Thomas E. Skains Chief Executive Officer

David J. Dzuricky Senior Vice President and Chief Financial Officer